[Calfee, Halter & Griswold LLP Letterhead]
November 18, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention:	Mr. John M. Hartz Senior Assistant Chief Accountant
Re:	RPM International Inc. Form 10-K for the fiscal year ended May 31, 2009 Filed July 28, 2009 File No. 1-14187
Dear Mr. Hartz:
     On behalf of RPM International Inc. (the “Company”), this letter responds to the comment the Company received from the U.S. Securities and Exchange Commission, Division of Corporate Finance (the “Commission”), dated November 4, 2009. For your convenience, we have repeated your comment in italics, and the Company’s response is set forth immediately below the Commission’s comment.
Form 10-K for the fiscal year ended May 31, 2009
2009 Annual Report to Stockholders
Management’s Discussion and Analysis, page 18
Critical Accounting Policies and Estimates, page 18
SEC Comment:
We have read your response to comment 2 in our letter dated October 9, 2009. Please confirm our understanding that you believe that the goodwill attributed to the Fibergrate reporting unit will not individually materially impact your operating results and thus you have not provided the information requested related to this reporting unit in your response.

Securities and Exchange Commission
November 18, 2009

Response:
     The Company recognizes the need to clarify its response to the Commission’s prior comment 2 as it applies to the Company’s Fibergrate reporting unit. In addition to disclosing that Fibergrate was the reporting unit that incurred the $14.9 million impairment charge during fiscal 2009, the Company will indicate in future filings that the remaining net goodwill balance associated with the Fibergrate reporting unit approximates $23 million. The Company believes that this disclosure will give investors sufficient information concerning the amount of residual goodwill at Fibergrate that will be subject to future goodwill testing. Furthermore, the critical accounting policies and estimates section of future filings will include the following statement currently found in footnote A(10) to the Company’s May 31, 2009 financial statements:
Should the future earnings and cash flows of our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.
     Finally, the Company’s Form 10-K for the fiscal year ended May 31, 2009 included a disclosure in the critical accounting policies and estimates section which stated that “[t]he excess of fair value over carrying value for our other reporting units as of March 1, 2009, ranged from approximately $1.3 million to $249.8 million.” As discussed during the November 16, 2009 call between representatives of the Company and the staff, the Company has authorized us to confirm that the foregoing range of values refers to reporting units other than the Company’s Fibergrate reporting unit.
     We hope that this letter is responsive to your comment. Should you require further information or if there are any questions concerning the response set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	P. Kelly Tompkins Edward W. Moore Thomas F. McKee